

**4300 New Getwell Road, Memphis, Tennessee 38118**

Contact:    Jerry A. Shore
Executive Vice President and
Chief Financial Officer
(901) 362-3733, Ext. 2217

## FRED'S REPORTS 22% INCREASE IN THIRD QUARTER NET INCOME

MEMPHIS, Tenn. (November 20, 2003) – Fred's Inc. (NASDAQ/NM: FRED) today reported record financial results for the third fiscal quarter and nine-month period ended November 1, 2003.

Net income for the third quarter of 2003 increased 22% to $9.0 million or $0.23 per diluted share from $7.4 million or $0.19 per diluted share in the year-earlier period. For the first nine months of 2003, net income increased 23% to $21.3 million or $0.54 per diluted share from $17.4 million or $0.44 per diluted share in the same period last year.

All per share results have been adjusted for a three-for-two stock split distributed on July 1, 2003.

Retail sales by Company stores for the third quarter of 2003 increased 19% and total sales for the quarter rose 18% to $311.7 million versus $263.2 million in the same period last year. On a comparable store basis, sales increased 6.0% for the quarter. For the first nine months of 2003, retail sales by Company stores increased 20% and total sales for the period rose 19% to $924.6 million compared with $778.1 million in the year-earlier period. Comparable store sales for the first nine months of 2003 increased 6.0% over the same period last year.

Commenting on the results, Michael J. Hayes, Chief Executive Officer, said, "We are pleased to report another solid financial performance for Fred's in the third quarter, with sales and earnings growth that keeps us firmly on course to achieve our aggressive goals for the year. The Company's 22% increase in net income for the third quarter was a highlight for the period.

"Fred's results for the third quarter also are gratifying from an operational standpoint, considering our ongoing expansion during the quarter," Hayes added. "In addition to the continued successful ramp-up of our new distribution center in Georgia, we have opened 16 new stores over the past three months and, as a result, we have quickly reached our original target of 70 new stores for the year. Significantly, in the course of adding these new stores during the quarter, we also recorded a milestone event with the opening of our 500th store. Because of this accelerated growth, we have now raised our target for new store openings in fiscal 2003 to 75, which will make this the most ambitious year in our history for store expansion. With the additional capacity of our second distribution center in Dublin, we have given our real estate department the green light to open stores in all periods for next fiscal year, utilizing our resources more effectively and increasing our target for store openings in 2004 from 80 to a range of 80 to 100."

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Fred's gross profit for the third quarter of 2003 was $91.2 million compared with $76.0 million in the prior-year period, representing an increase of 20% for the period. Gross margin for the quarter improved to 29.3% versus 28.9% last year. Gross profit for the first nine months of 2003 increased 23% to $264.1 million from $215.1 million in the first nine months of 2002. Gross margin for the 2003 year-to-date period was 28.6% versus 27.6% in the same period last year, reflecting higher initial markup on shipments and better control of merchandise markdowns and shrinkage.

Selling, general and administrative expenses for the third quarter of 2003 increased to 24.8% of sales versus 24.5% of sales in the year-earlier period. On a year-to-date basis in 2003, selling, general and administrative expenses increased to 25.1% of sales compared with 24.2% of sales in the first nine months of 2002. The increase in expenses as a percent of sales in the quarter and year-to-date periods was attributable to costs associated with the Company's expansion of store and distribution facilities.

Operating income for the third quarter of 2003 increased 21% to $13.9 million from $11.5 million in the year-earlier period. Operating income was 4.5% of sales in the third quarter of 2003 compared with 4.4% in the third quarter of 2002. Operating income for the first three quarters of 2003 increased 22% to $32.6 million from $26.6 million in the prior-year period. Operating income for the first nine months of 2003 was 3.5% of sales compared with 3.4% of sales in the first nine months of last year.

Fred's Inc. operates 508 discount general merchandise stores, including 26 franchised Fred's stores mainly in the southeastern United States. For more information about the Company, visit Fred's website on the Internet at www.fredsinc.com. A public, listen-only simulcast and replay of Fred's third quarter conference call may be accessed at the Company's web site or at www.fulldisclosure.com. The simulcast will begin at approximately 10:00 a.m. Eastern Time today and a replay of the call will be available beginning at approximately noon Eastern Time and will run until December 20, 2003.

*Comments in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties which could cause actual results to differ materially from those projected in the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic trends, changes in consumer demand or purchase patterns, delays or interruptions in the flow of merchandise between the Company's distribution centers and its stores or between the Company's suppliers and same, a disruption in the Company's data processing services, costs and delays in acquiring or developing new store sites, and other contingencies discussed in the Company's Securities and Exchange Commission filings. Fred's undertakes no obligation to release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.*

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**FRED'S INC.**
**Unaudited Financial Highlights**
(in thousands, except per share amounts)

| | 13 Weeks Ended November 1, 2003 | 13 Weeks Ended November 2, 2002 | Percent Change |
|---|---|---|---|
| Net sales | $ 311,668 | $ 263,197 | 18.4% |
| Operating income | $ 13,888 | $ 11,519 | 20.6% |
| Net income | $ 9,028 | $ 7,408 | 21.9% |
| Net income per share:* | | | |
| Basic | $ 0.23 | $ 0.19 | 21.1% |
| Diluted | $ 0.23 | $ 0.19 | 21.1% |
| Average shares outstanding:* | | | |
| Basic | 38,901 | 38,328 | |
| Diluted | 39,838 | 39,263 | |

| | 39 Weeks Ended November 1, 2003 | 39 Weeks Ended November 2, 2002 | Percent Change |
|---|---|---|---|
| Net sales | $ 924,627 | $ 778,094 | 18.8% |
| Operating income | $ 32,550 | $ 26,580 | 22.5% |
| Net income | $ 21,270 | $ 17,350 | 22.6% |
| Net income per share:* | | | |
| Basic | $ 0.55 | $ 0.45 | 22.2% |
| Diluted | $ 0.54 | $ 0.44 | 22.7% |
| Average shares outstanding:* | | | |
| Basic | 38,680 | 38,201 | |
| Diluted | 39,594 | 39,249 | |

* All share and per share amounts have been adjusted to reflect the distribution of a three-for-two stock split on July 1, 2003.

**FRED'S INC.**
**Unaudited Fiscal 2003 Third Quarter Results**
(in thousands, except per share amounts)

| | 13 Weeks Ended November 1, 2003 | % of Total | 13 Weeks Ended November 2, 2002 | % of Total |
|---|---|---|---|---|
| Net sales | $ 311,668 | 100.0% | $ 263,197 | 100.0% |
| Cost of goods sold | 220,477 | 70.7% | 187,203 | 71.1% |
| Gross profit | 91,191 | 29.3% | 75,994 | 28.9% |
| Selling, general and administrative expenses | 77,303 | 24.8% | 64,475 | 24.5% |
| Operating income | 13,888 | 4.5% | 11,519 | 4.4% |
| Interest expense, net | 93 | 0.0% | 121 | 0.0% |
| Income before income taxes | 13,795 | 4.5% | 11,398 | 4.4% |
| Provision for income taxes | 4,767 | 1.6% | 3,990 | 1.6% |
| Net income | $ 9,028 | 2.9% | $ 7,408 | 2.8% |
| Net income per share:* | | | | |
| Basic | $ 0.23 | | $ 0.19 | |
| Diluted | $ 0.23 | | $ 0.19 | |
| Weighted average shares outstanding:* | | | | |
| Basic | 38,901 | | 38,328 | |
| Diluted | 39,838 | | 39,263 | |

**Unaudited Fiscal 2003 Nine-Month Results**
(in thousands, except per share amounts)

| | 39 Weeks Ended November 1, 2003 | % of Total | 39 Weeks Ended November 2, 2002 | % of Total |
|---|---|---|---|---|
| Net sales | $ 924,627 | 100.0% | $ 778,094 | 100.0% |
| Cost of goods sold | 660,544 | 71.4% | 563,037 | 72.4% |
| Gross profit | 264,083 | 28.6% | 215,057 | 27.6% |
| Selling, general and administrative expenses | 231,533 | 25.1% | 188,477 | 24.2% |
| Operating income | 32,550 | 3.5% | 26,580 | 3.4% |
| Interest expense, net | 290 | 0.0% | 54 | 0.0% |
| Income before income taxes | 32,260 | 3.5% | 26,526 | 3.4% |
| Provision for income taxes | 10,990 | 1.2% | 9,176 | 1.1% |
| Net income | $ 21,270 | 2.3% | $ 17,350 | 2.3% |
| Net income per share:* | | | | |
| Basic | $ 0.55 | | $ 0.45 | |
| Diluted | $ 0.54 | | $ 0.44 | |
| Weighted average shares outstanding:* | | | | |
| Basic | 38,680 | | 38,201 | |
| Diluted | 39,594 | | 39,249 | |

* All share and per share amounts have been adjusted to reflect the distribution of a three-for-two stock split on July 1, 2003.

**FRED'S INC.**
**Unaudited Balance Sheet**
(in thousands)

| | November 1, 2003 | November 2, 2002 |
|---|---|---|
| ASSETS: | | |
| Cash and cash equivalents | $ 2,279 | $ 2,078 |
| Inventories | 260,589 | 218,957 |
| Receivables and other current assets | 21,779 | 21,596 |
| Current deferred income tax benefit | 0 | 464 |
| Total current assets | 284,647 | 243,095 |
| Property and equipment, net | 130,281 | 98,369 |
| Other noncurrent assets | 4,256 | 4,721 |
| Total assets | $ 419,184 | $ 346,185 |
| | | |
| LIABILITIES AND SHAREHOLDERS' EQUITY: | | |
| Accounts payable | $ 78,427 | $ 67,482 |
| Current portion of indebtedness | 125 | 281 |
| Current portion of capital lease obligation | 735 | 656 |
| Accrued expenses | 16,416 | 15,549 |
| Current deferred tax liability | 11,016 | 0 |
| Income taxes | 6,663 | 3,640 |
| Total current liabilities | 113,382 | 87,608 |
| | | |
| Indebtedness | 19,284 | 13,010 |
| Deferred tax liability | 3,445 | 696 |
| Capital lease obligations | 1,844 | 1,981 |
| Other noncurrent liabilities | 2,755 | 2,355 |
| Total liabilities | 140,710 | 105,650 |
| Shareholders' equity | 278,474 | 240,535 |
| Total liabilities and shareholders' equity | $ 419,184 | $ 346,185 |

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